Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
PROFITS RISE WHILE NEW PROJECTS TAKE SHAPE
London, 5 August 2010 - Randgold Resources today posted a quarterly profit increase of 52% on the previous quarter and 92% on the corresponding prior year quarter, while its profit for the six months to June was up 88% year on year.
Randgold today also announced that commissioning of the plant at its new Tongon mine in Côte d’Ivoire was under way ahead of schedule. Because of the expected earlier start-up, Tongon’s production guidance for this year had been increased by approximately 10%. The company said it is targeting to bring the start of construction at the giant Kibali project in the Democratic Republic of Congo forward by six months to the middle of 2011 in the light of the rapid progress it had made in the pre-development phase.
While production for the quarter was down 17%, the profit of US$36.4 million was boosted by a higher gold price, a gain of US$6.3 million on the sale of part of the company’s stake in Volta Resources and by the write-back of a US$13 million provision in respect of an investment in Auction Rate Securities following the settlement of this issue.
Production and hence the cost profile for the quarter were impacted by issues at Randgold’s flagship Loulo operation in Mali, which suffered from extensive power black-outs during the period. Loulo is also still settling down its plant expansion project and dealing with the Yalea underground development. Production and cost levels are expected to be back on target by the fourth quarter.
Chief executive Mark Bristow said in spite of the dip at Loulo the group’s production guidance for the year remained within 5% of the original target.
“The increased contribution from Tongon will almost make up for the expected shortfall from Loulo, while Morila is holding steady. We’re therefore forecasting attributable production to be within 5% of the 477 000 ounces we gave as our guidance at the beginning of the year,” he said.
“This is a creditable performance given the very substantial challenges we’re dealing with this year at the start of our multi-mine growth phase.”
Bristow noted that the US$6.3 million realised through the disposal of part of the company’s shareholding in Volta was in effect an exploration profit as Randgold had received the shares in part consideration when it sold its Kiaka discovery in Burkina Faso to Volta. “Kiaka didn’t fit our development criteria but it was another significant deposit generated by our exploration programmes and we have continued to crystallise value from it,” he said.
Randgold today also said the continuing feasibility study on its Gounkoto target in Mali was confirming its potential. The company was now considering whether to develop it as a standalone open pit and underground operation or to combine it with the nearby Loulo in a high grade, low cost and long life megamine.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 1534 735 333	+44 20 7557 7738
+44 779 775 2288	+44 779 614 4438	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com

REPORT FOR THE SECOND QUARTER AND SIX MONTHS ENDED 30 JUNE 2010
KEY PERFORMANCE INDICATORS
•	Quarterly profit up 52% on the previous quarter and 92% on corresponding 2009 quarter

•	Half year profit up 88% year on year

•	Loulo production decreased as a result of plant downtime

•	Tongon points to improved production guidance following excellent project progress

•	Gounkoto high grade intersections underscore potential for reserve growth

•	Kibali targets earlier construction start in 2011

•	Annual group production guidance remains within 5% of target

•	Exploration adds to profits through sale of shares in Volta Resources

•	ARS dispute settled and previous impairments brought back to profit
Randgold Resources Limited (‘Randgold’) had 90.6 million shares in issue as at 30 June 2010
SUMMARISED FINANCIAL INFORMATION

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2010	2010	2009	2010	2009

Gold sales*	103 411	123 103	103 626	226 514	191 569

Total cash costs*	62 466	69 529	58 089	131 995	108 919

Profit from mining activity*	40 945	53 574	45 537	94 519	82 650

Exploration and corporate expenditure	10 137	12 854	12 787	22 991	23 823

Profit before income tax and financing activities	26 314	29 110	26 477	55 424	48 240

Profit for the period	36 369	23 894	18 924	60 263	32 016

Profit attributable to equity shareholders	34 376	18 749	14 946	53 125	25 998

Net cash generated from operations	40 966	18 733	17 541	59 699	45 853

Cash and cash equivalents	487 164	506 823	219 987	487 164	219 987

Attributable production+ (ounces)	93 880	112 663	121 685	206 543	231 998

Group total cash costs per ounce*+ (US$)	665	617	477	644	469

Group cash operating costs per ounce*+ (US$)	604	553	428	581	421

*	Refer to explanation of non-GAAP measures provided.

+	Randgold consolidates 100% of Loulo and 40% of Morila.
COMMENTS
Gold sales for the quarter decreased by 16% from the previous quarter due to a 17% reduction in attributable gold production for the quarter. The average gold price received for the quarter was US$1 110/oz, in line with the previous quarter (Q1 2010: US$1 111/oz), and included the delivery of 17 588 ounces (19% of production) hedged at US$498/oz, relating to the original Loulo project financing programme which will be completed by year end. Gold sales were in line with the corresponding quarter in 2009, principally as a result of a 33% higher average gold price received in the current quarter than that in the same quarter of 2009 (Q2 2009: US$832/oz) and offset by a 23% decrease in attributable production quarter on quarter.
Total cash costs of US$62.5 million in the current quarter were 10% lower than the previous quarter’s US$69.5 million, mainly attributable to lower tonnes processed at Loulo. The lower tonnes processed at Loulo resulted in an increase in stockpiles with a corresponding adjustment to total cash costs, while at Morila, stockpiles continued to be processed in accordance with the Life of Mine (‘LOM’) plan. Total cash costs are 8% higher than in the corresponding quarter of 2009, which reflects the increased scale of operations at Loulo following the ramp up in mill throughput and increase in underground operations.

Total cash costs per ounce for the group of US$665/oz were 8% higher than the previous quarter’s US$617/oz, following lower production at both Loulo and Morila, principally as a result of decreased processing throughput at Loulo and a decrease in the average ore grade processed at both Loulo and Morila. Total cash costs per ounce showed an increase of 39% on the corresponding quarter of the prior year reflecting the relatively strong production in the prior year quarter on the back of significantly higher grades at both operations, as well as an increase in the non cash stockpile adjustment at Morila in the current quarter.
Profit from mining decreased by 24% to US$40.9 million in the current quarter from US$53.6 million in the previous quarter, and by 10% when compared to the corresponding quarter in the prior year, principally due to the increased scale of operations at Loulo, Morila stockpile adjustments and lower production described above.
Exploration and corporate expenditure of US$10.1 million was 22% lower than the previous quarter of US$12.9 million mainly resulting from the impact of Gounkoto exploration costs now being capitalised following the successful completion of a prefeasibility study at the end of the previous quarter, in line with the group’s accounting policies.
Other expenses of US$3.3 million in the current quarter were in line with those of the prior quarter of US$3.3 million, which are mainly due to operational foreign exchange differences as a result of settling of invoices in currencies other than US Dollar, as well as the translation of balances denominated in currencies such as Euro, Rand and Canadian Dollars to the closing US Dollar rate.
Profit for the quarter was US$36.4 million, an increase of 52% on the previous quarter’s profit of US$23.9 million. The increase was partially as a result of a gain of US$6.3 million, included in other income, on the sale of 5.4 million shares held in Volta Resources which were acquired in the prior year as part of the sale of the Kiaka project in Burkina Faso to Volta Resources. Profit for the quarter was also increased by the write back of US$13.0 million in respect of provisions made in previous years against investments in Auction Rate Securities (‘ARS’) following a settlement being reached in relation to these investments during the quarter.
Compared to the corresponding quarter of the prior year, profit was up 92%, largely as a result of the factors mentioned above.
OPERATIONS
LOULO
During the quarter Loulo produced 70 385 ounces, at a total cash cost of US$668/oz compared to 87 625 ounces in the previous quarter at US$631/oz. Total cash costs per ounce increased by 6% quarter on quarter following a 20% decrease in the ounces produced partially offset by a reduction in total mining costs. The lower production was attributable to lower grades being processed, averaging 3.4g/t compared to 3.7g/t in the previous quarter, lower recovery of 91.4% compared to 93.1% in the previous quarter, and a 10% decrease in tonnes processed quarter on quarter.
Revenue decreased by 22% compared to the previous quarter as a result of the lower ounces sold and a lower average gold price received of US$1 078/oz (Q1 2010: US$1 110/oz) following the delivery of hedged ounces into the positions scheduled for this quarter.
Total tonnes mined increased to 10 771kt, 4% higher than the previous quarter, with increased tonnages from open pit mining providing increased flexibility for the mill feed to cover for the slower build up from the underground operation. This resulted in a lower average grade for the quarter, given the lower tonnes delivered from the higher grade underground section. Given the slower build up from the underground operation, management has reviewed the overall mining plan at Loulo to provide for a continued build up from the underground section to full production over the remainder of the year.
The lower plant throughput was as a result of both the power interruptions identified in the previous quarter as well as downtime to re-engineer the plant bottlenecks. Management has identified a number of critical areas which are being addressed and the plant is anticipated to get back up to full capacity by the fourth quarter. Recoveries from the plant were also lower than the previous quarter, resulting from the lower grade ore processed and the unsteady plant operation due to the interruptions experienced. Consequently, management now estimates that forecast production at Loulo will be approximately 5 to 10% lower than previously estimated.
Loulo underground operations are engaged with the NOSA 5 star rating safety programme and during the second quarter achieved 1 million Lost Time Injury (‘LTI’) free hours. Loulo mine is working towards OHSAS 18001 accreditation.

Profits from mining activity in the current quarter decreased by 32% on the prior quarter, following lower production and revenues.

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
LOULO RESULTS	2010	2010	2009	2010	2009

Mining
Tonnes mined (000)	10 771	10 380	5 751	21 151	11 479
Ore tonnes mined (000)	1 246	1 193	640	2 439	1 273

Milling
Tonnes processed (000)	712	794	699	1 506	1 384
Head grade milled (g/t)	3.4	3.7	5.0	3.5	4.4
Recovery (%)	91.4	93.1	78.0	92.2	82.3
Ounces produced	70 385	87 625	87 261	158 010	158 087
Average price received+ (US$/oz)	1 078	1 110	798	1 096	780
Cash operating costs* (US$/oz)	610	567	435	586	446
Total cash costs* (US$/oz)	668	631	483	647	491

Profit from mining activity* (US$000)	27 683	40 660	29 807	68 343	46 589

Gold sales*+ (US$000)	74 438	95 937	71 959	170 375	124 252

Randgold owns 80% of Loulo with the Government of Mali owning 20%. The Government’s share is not a free carried interest. Randgold has funded the Government’s portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

* Refer to explanation of non-GAAP measures provided.

+ Includes the impact of 17 588 ounces delivered at US$498/oz in the quarter ended 30 June 2010; no ounces delivered in the quarter ended 31 March 2010 and 23 748 ounces delivered into the hedge at US$441/oz in the quarter ended 30 June 2009.
MORILA
At Morila the mine produced 58 736 ounces of gold which was 6% lower than the previous quarter of 62 594 ounces, but in line with the LOM plan. Total cash costs per ounce for the quarter were US$658/oz, 16% higher than the previous quarter, as a result of increased stockpile adjustments due to the lower grade ore being processed, which in turn resulted in reduced gold production.
The average gold price received of US$1 201/oz was 8% higher than the previous quarter’s US$1 113/oz and notwithstanding the lower ounces sold, resulted in a 7% increase in revenue.
Tonnes processed during the quarter of 1 110kt were 13% higher than the previous quarter of 980kt and consequently brought the operations performance back to plan, recognising the operating difficulties experienced during the prior quarter which were successfully addressed by the mine team.
Recoveries at 90.6% were slightly lower than the previous quarter, but in line with the mine plan, recognising the lower grade ore processed.
The Morila agribusiness project is ongoing and a land rights application has been submitted in respect of 1 270 hectares of land on which the project will be based.
The microfinance project (CAMIDE) continued its activities and has already funded 13 projects.

Morila mine is OHSAS 18001 accredited and has had no hours lost through injury during the first half of 2010.

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
MORILA RESULTS	2010	2010	2009	2010	2009

Mining
Tonnes mined (000)	—	—	280	—	3 657
Ore tonnes mined (000)	—	—	195	—	1 620

Milling
Tonnes processed (000)	1 110	980	1 089	2 090	2 142
Head grade milled (g/t)	1.8	2.2	2.7	2.0	2.9
Recovery (%)	90.6	91.0	91.7	90.8	92.0
Ounces produced	58 736	62 594	86 061	121 330	184 779
Average price received+ (US$/oz)	1 201	1 113	920	1 157	911
Cash operating costs* (US$/oz)	584	504	408	543	368
Total cash costs* (US$/oz)	658	569	463	612	423

Stockpile adjustment# (US$/oz)	262	185	88	230	29

Profit from mining activity* (US$000)	33 155	32 288	39 325	65 443	90 153

Attributable (40% proportionately consolidated)
Gold sales (US$000)	28 973	27 166	31 667	56 139	67 317

Ounces produced	23 495	25 038	34 424	48 533	73 911

Profit from mining activity* (US$000)	13 262	12 914	15 730	26 176	36 061

* Refer to explanation of non-GAAP measures provided.

# The stockpile adjustment per ounce reflects the charge expensed/(credit deferred) in respect of stockpile movements during the period divided by the number of ounces produced. The total cash costs per ounce include non-cash stockpile adjustments.
PROJECTS AND EVALUATION
LOULO UNDERGROUND DEVELOPMENT PROJECT
Yalea mine
Following the underperformance of the underground section reported last quarter, remedial work continued through the quarter. A number of key interventions were made to ensure a step change in productivity, including further changes in management, two independent audits and regular onsite reviews.
During the second quarter a total of 1 501 metres development was completed and 123 880 tonnes of ore at a grade of 3.88g/t was hauled to surface. Total project development to date is 10 479 metres. The Yalea declines have now been advanced to a distance of 1 793 metres from surface and a vertical depth of 304 metres. Overall development is slightly down on the first quarter, however development rates are picking up with the highest decline developed metres for the last two years achieved in June 2010 at 150.1 metres.
Pre-development of the 13 & 38 Level Block was completed and slot raising commenced at both the North and South ends of the Block. This Block contains 965 767 tonnes of ore at an average grade of 3.77g/t. A five metre diameter pass was raised from the 66N stope to the bottom of the P125 pit and backfilling of the stope from 12 to 88 levels has commenced.
During the quarter the project achieved zero LTI. This can be attributed to improved management focus on housekeeping and safety.
Gara mine
The Gara portal development commenced during the second quarter and total development of 265 metres has been completed. During June 2010, the declines advanced 132.0 metres of a project total of 189.9 metres. The declines have reached a vertical depth of 58 metres. The first loader arrived on site and was commissioned and a drill jumbo is in transit to the mine.
Construction of a settler dam is almost complete and overhead power lines and associated equipment are in transit. Preparations for the installation of the overland conveyor also progressed well and are on schedule.
TONGON PROJECT
The second quarter has seen good progress being made on both construction as well as operational preparations.
The mining licence/decree was signed by the President of Côte d’lvoire on 1 July 2010 and with this decree other permits requiring approval and signature from relevant government authorities are being progressed.
Steady progress has been achieved with the construction of the process plant and related infrastructure. The construction of the ROM wall including the first primary tip and crusher has been completed. Both mills complete with slipper bearings, girth gears and gearboxes have been placed onto their foundations and surrounding steel work has been erected. An additional milestone reached was the successful electrical testing of the first 7MW mill motor in position and coupling it to the mill. The CIL circuit is far advanced with the electrics 98% complete. Hydraulic testing of the CIL tanks is planned for August 2010. The construction of the second and last phase of the Water Storage Dam has been completed. The earthworks for the Tailings Storage Facility is currently 83% complete. Furthermore 10 of the 20 stand-by generator sets have been successfully commissioned and power to the plant is being supplied via these stand-by generator units.
All major equipment is on site to complete the construction phase of the project, as well as 99% of all construction materials. All operational spares and consumables have been procured and are on route to site. Overall, 12 break bulk vessels have now been completed. In total, 40 500 freight tonnes of equipment and material have been imported via San Pedro and Abidjan ports. The final shipment of phase 2 construction steel arrived on site in the first week of July 2010. Tongon mine’s warehouse is complete and the installation of a Total Supply Chain Service and SAP system is being implemented, with the full system expected to go live in the latter half of August 2010.
Overall the construction project is currently 71% complete and remains on track to ensure first production in the fourth quarter of 2010, but given the excellent overall project progress made to date, management is now forecasting a 10% increase in the anticipated annual production.
From an operational perspective, the team is currently at 62% of the planned complement with most of the outstanding personnel to come from the construction workforce. The operating workforce is being recruited and trained. Process plant personnel are undergoing hands-on operational training at the Morila and Loulo mines. Engineering semi-skilled personnel have been identified in the construction workforce and selection and recruitment is in progress.
Mining operations commenced in April 2010. To date 66% of the mining contractor’s manpower complement has been recruited. The current main focus is sourcing local skills and subsequent extensive training, with the help of OEM suppliers, subcontractors and in-house company trainers. Currently, 42% of the mining contractor workforce is from the local community.
In line with the mobilisation schedule, 85% of the planned mining equipment has already been mobilised to site. A temporary workshop and consumable storage facilities have been constructed, while the main workshop facilities are being constructed.
In preparation for continuous operations, a total volume of 1 357 087 bcms has been mined up to the end of the second quarter. This is a 60% improvement on the contract target and a 12.5% improvement on the LOM target. The main contributions to this success have been the rapid mobilisation of the second loading unit, as well as fast tracking the afternoon shift ramp up.
Once commissioned, the Tongon mine will seek OHSAS 18001 accreditation for safety management.
GOUNKOTO PROJECT
Work has continued at pace as we progress towards a feasibility study on Gounkoto which is expected to be completed at the end of the fourth quarter. Continued encouraging drill results at the base of the present open pit yield the potential for a larger open pit at Gounkoto and the opportunity to increase the resources and ultimately the reserves at depth. Infill drilling is underway to confirm the tonnes and grades.
Building on from the assessments included as part of the prefeasibility study completed in the previous quarter, a rescheduling exercise at Loulo highlighted certain synergies that Gounkoto offers the Loulo operation. Fleet utilisation and early ore delivery are some of the short term benefits while turning Loulo into a 20 plus year mega operation under a single management is a significant long term factor. This supports toll treating as an option, where Gounkoto remains a separate company but the ore is trucked and treated at Loulo. While continuing to evaluate the options for developing Gounkoto, we are now focusing on this scenario as opposed to our previous prefeasibility option which entailed Gounkoto building its own plant and processing its own ore.
The options are evaluated across stakeholders, and in particular we have examined their contribution to shareholders in terms of risk versus return, as well as their contribution to government taxes, royalties and dividends.
As always, our focus is on maximising profit and returns while minimising risks, rather than ounces produced, and in the process creating a long term sustainable mining business in the countries in which we operate.

Work is ongoing, as more information about the deposit and its potential comes to light, but given that the toll treating option is showing us similar or better financial returns for both Randgold and the government, in terms of risk and return, it is currently the preferred route.
Both operational options require mining to commence early next year, resulting in the need for advanced grade control drilling and the social RAP process to be brought forward from next year. Site establishment for the mining operation including construction of workshops, fuel farm and accommodation as well as power installations are planned for the following two quarters.
In the previous quarterly report, three financial assessments were presented, based on the prefeasibility study that was completed and assumed a standalone operation at Gounkoto. As highlighted above, as part of the analysis of the development options, we have prepared a fourth assessment based on a toll treating option, where ore from Gounkoto is toll treated through the Loulo plant. The assessment assumes, in addition to the underground capital required in year 8, capital of US$65.4 million that Gounkoto will incur in respect of upgrading the Loulo plant, completing the haul road and additional infrastructure at Gounkoto. In addition we have assumed total haulage cost of US$4.45/t and processing costs, plant depreciation and G&A at Loulo have been proportionately expensed to Gounkoto on the basis of tonnes milled.
The key financial parameters are included in the table below:

	Assess-	Assess-	Assess-	Assess-
GOUNKOTO: FINANCIAL ASSESSMENTS	ment 1	ment 2	ment 3	ment 4
Recovered ounces (Moz)	1.49	1.81	3.66	3.57
Mine Life (years)	7	7	16	19
Estimated capital expenditure (US$ million)	207	254	496	271
Cash operating costs at US$800/oz (US$/oz)	306	322	311	343
Total cash costs at US$800/oz* (US$/oz)	352	370	359	391
IRR at US$800/oz*	39%	39%	40%	159%
IRR at US$1 000/oz*	56%	58%	58%	216%

Assessment 1: Based on US$700/oz mineral reserve pit, with one year pre-strip and 100 000tpm plant throughput.

Assessment 2: As per Assessment 1 above plus the Faraba and P64 scoping pits, with two year pre-strip and 150 000tpm plant throughput.

Assessment 3: As per Assessment 2 above plus the underground scoping, with two year pre-strip and 150 000tpm plant throughput.

Assessment 4: Based on the prefeasibility study completed at the end of Q1 2010, plus the Faraba and P64 scoping pits and the underground scoping (as in Assessment 3) but processed through the Loulo plant at an average of 100 000tpm.

* The fiscal parameters are based on the prevailing Malian 1991 Mining Code, which includes a 6% royalty and a five year tax holiday.
Assessments 2, 3 and 4 are preliminary assessments that have been conducted by Randgold on schedules that include inferred mineral resources. These assessments are preliminary in nature, in that they use inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as mineral reserves and there is no certainty that the preliminary assessment will be realised.
Randgold Qualified Persons
Information regarding data verification, mineral resources and mineral reserves related to Assessment 1 for the Gounkoto project is presented in the ‘Technical Report (NI 43-101), Gounkoto Gold Project, Loulo, Mali’ dated 24 May 2010 available under Randgold’s profile on the SEDAR website at www.sedar.com.
MASSAWA PROJECT
The Massawa feasibility study made good progress through the quarter. Work on the Environmental, Health and Social baseline studies is complete, and compilation of these studies into the EIA is well advanced. The results of the detailed gold deportment study being conducted on Massawa have confirmed the existence of two distinct metallurgical domains that correlate well with the mineralisation styles identified. The high grade domain sample contained 66% free gold, with the remainder being contained within sulphide. The stibnite content is significant at 1.8wt% in this domain. The disseminated sulphide domain sample only reported 3% free gold, while the sulphides contain 80% of the total gold available in the sample. Stibnite is present only in trace amounts. The gold found associated with the sulphides in both domains is predominantly in solid solution and found in arsenopyrite and pyrite. For both composites the refractory gold is a major component of the deportment and this gold will be recoverable only by means of a pre-oxidation step.

Tests to date have shown pressure oxidation to be very effective in releasing the gold from the sulphides. The process requires us to float the sulphides to a concentrate and pass the concentrate through a high pressure and temperature chamber where the concentrate oxidises the sulphides, which are then passed through a normal CIL train to release the gold. Due to the time period required to complete the Pressure Oxidation testwork it has been decided to push the deadline for the Massawa feasibility out to 2011. This will allow the Pressure Oxidation batch testwork to be completed, followed by pilot testwork and then plant design. It also allows us time to better drill out the satellite deposits which hold significant potential to increase resources and supply an additional ore source, which from initial test work indicates less metallurgically complex ore.
A dedicated metallurgical drilling programme has been compiled and samples sent for testwork preparation.
The Pressure Oxidation process is energy intensive and consequently we are exploring alternative power generation options which could benefit the project.
The geohydrological drilling programme and associated pump tests that commenced in the previous quarter have been completed and groundwater modelling is underway, which will be incorporated into the final EIA, planned for completion this year.
KIBALI PROJECT
The project development made excellent progress during the quarter, especially in relation to the four key cornerstones, namely the Doko-Aru road, security, hydro power and relocation action plan (RAP). As a consequence, we and our partners have decided to target mid 2011 as the start date for construction, some six months earlier than previously estimated. With the improved infrastructure allowing for the normalisation of the economic activity in the immediate region, together with the stabilisation of the security and the successful closure of the Okimo artisanal workings over the main KCD and Sessenge deposits completed, many of the unknowns within the project schedule are becoming measurable.
The successful social relocation programme remains a critical item that will be required for the commencement of the project. Key to ensuring a smooth transition has been the initiation of a public participation programme whereby all stakeholders in the region are encouraged to be involved in the process. The improved access to the site with the completion of Phase 1 of the Doko-Aru road has had an immediate and positive impact of lowering prices of basic household goods, which has gone a long way in demonstrating the positive impacts that the mine will make in the lives of the local communities. The project is also creating new employment opportunities through the establishment of community-based businesses that will supply construction materials to the project. One of these is a brickmaking facility which is targeting to produce 16 000 bricks per day by September 2010, while others will provide gravel and sand.
The project partners are also making progress with the development of a power supply strategy designed to supply the mine with affordable and adequate power.
The update of the feasibility study is now on the critical path with the optimisation between the underground and open pit operations, finalisation of mining plans and sizing of the processing plant the key aspects planned for completion by year end. Further optimisation and refinement of the underground mine design and scheduling is expected to continue into next year.
EXPLORATION ACTIVITIES
The second quarter is traditionally the busiest period of the year for fieldwork, with activity building on solid first quarter results prior to the onset of the annual rains and the hiatus in field activity in West Africa. This quarter was no exception with all of the key strategic areas seeing significant progress and a total of 18 drill rigs active across the group’s projects.
GOUNKOTO
Following the announcement of a positive prefeasibility study for the project in the first quarter, diamond drilling continued and 38 holes totalling 18 100 metres were drilled this quarter as part of a step-out and infill programme. This drilling concentrated on the base of the US$700 prefeasibility pit, where it was previously limited by drill data rather than grade, particularly in the south. Results have confirmed the continuity of high grade: GKDH019 — 38.30 metres at 12.22g/t from 107.00 metres, GKDH021 — 53.60 metres at 13.93g/t from 181.00 metres and GKDH203 - 6.60 metres at 20.40g/t from 232.40 metres. In addition, drilling also tested the base of the pit in the north of the deposit, in an area termed the ‘Jog Zone’ where the structure rotates from north-south to north-west and where barren greywackes have been thrust over mineralisation at surface. In this area drill holes intersected bonanza style grades: GKDH212 — 12.50 metres at 36.05g/t from 129.20 metres, GKDH092 — 29.20 metres at 12.93g/t from 169.80 metres, GKDH220 — 26.80 metres at 19.39g/t from 477.20 metres and GKDH271 — 31.70 metres at 23.91g/t from 486.30 metres. This drilling will now form the basis of the feasibility study and a new geological model is being prepared which will be followed by a resource update in the third quarter.
Detailed drill results are available in the Q2 section on the website at www.randgoldresources.com.
In addition to the Main Zone of mineralisation at Gounkoto the recent drilling has confirmed the continuity of hangingwall as well as footwall zones of mineralisation. This material is not in the current resource model but does fall within the pit limits and will be added as part of the feasibility study.
Detailed drill results are available in the Q2 section on the website at www.randgoldresources.com.
The ongoing drilling at Gounkoto is further reinforcing the existing geological model and confirming our interpretation of the mineralised system. The geometry of the Gounkoto system varies along its length as well as down dip. Variations in strike, dip and thickness are closely related to grade distribution. Structural intersections are also being confirmed as having played an essential role in focusing fluid flow in the area and multiple plunging zones projected from surface at Gounkoto have been confirmed by deeper drilling. An important feature of the Gounkoto architecture is the two left hand jogs which occur in the south and north of the target which are related to intersections between a steeply dipping north-south structure and a flatter, broader north-west trending structure which intersect to form an area of intense alteration and elevated grades and thicknesses relative to the rest of the orebody.
An RC drilling programme of 193 holes for 17 941 metres has been completed around the Gounkoto deposit during the quarter. This programme covered a range of targets, from conceptual to geochemical with a number of trends highlighted in the prospectivity being tested. These targets were generated by a recent exercise of reintegration and reinterpretation of all existing layers of data. Areas close to proposed mine infrastructure, including waste dump sites, water dams and mine village sites were also covered and classed as sterilisation drilling. The drilling returned numerous anomalous intersections, some of which coincide with the interpreted prospective trends, which are highly significant, particularly when one considers the weak surface expression of some sections of the Gounkoto deposit. The better intersections from this programme include: 44 metres at 0.96g/t and 27 metres at 3.26g/t. Further follow up work is currently testing the strike of these zones which often feature grade supported by Gounkoto type alteration and mineralisation.
LOULO MINE SATELLITE DEPOSITS
In the north of the permit, work around the Loulo plant continued to add ounces to the Loulo resource and provide the operation with flexibility.
Work at Loulo 3 North Extension during this quarter focused on a cross-cutting NNW fault, which is characterised by strong oxidation and high grade mineralisation. This structure is interpreted to be a low angle thrust which transgresses the Yalea structure producing dilation around the intersection. Ten lithosamples were collected along this structure and returned an average grade of 51g/t. A groove on the NW face of the pit returned 6 metres at 37.05g/t. Follow-up work during the third quarter will involve drill testing a 300 metre strike to a vertical depth of 50 metres as well as the intersecting lineation between this structure and the Yalea structure.
At Loulo 1, a total of 22 holes amounting to 1 623 metres of RC drilling were completed over a 630 metre strike. Mineralisation (5 to 15 metres in thickness) follows the strike and dip of the lithological layering, trending NNE-NE and dipping east at between 50 and 60 degrees. Sulphides are present predominantly as disseminated pyrite within the tourmalinised greywacke and quartz tourmaline. This data is currently being modelled and scheduled within the mine plan.
Detailed drill results are available in the Q2 section on the website at www.randgoldresources.com.
On the Gara structure, drilling on the PQ10 Eastern Structure confirmed the continuation of narrow, low-grade mineralisation parallel to the mined Western Structure: PQ10RC76 — 16 metres at 1.49g/t, PQ10RC69 — 16 metres at 2.83g/t and PQ10RC68 — 10 metres at 1.97g/t. A soil anomaly and anomalous trench results at PQ10 South were followed up with 7 RC holes, and defined mineralisation along a steep east-dipping shear which cross-cuts the western limb of an open antiform, with a best intersection of 17 metres at 11.80g/t from hole PQ10RC71. A narrow, folded quartz tourmaline unit was mapped at Gara North and drilled, intersecting multiple narrow mineralised bands: GNRC02 — 5 metres at 1.80g/t and 3 metres at 1.16g/t and GNRC04 — 3 metres at 2.59g/t and 11 metres at 1.86g/t. These targets will be further tested in the fourth quarter.

LOULO DISTRICT
A new synthesis of both regional and project scale data at Loulo is ongoing. The compilation will form part of a re-interpretation of the regional geology. The aim of the study is to modify the current geological interpretation in order for it to better honour the recently acquired AEM data.
At Bambadji, a total of 2 791 metres of RC drilling was completed to test altered and mineralised structures identified by intensive lithosampling, trenching, RAB and previous RC drilling at Kolya, Baqata, Goldfinger-Kabetea and Kach targets. The key to finding world class orebodies is the definition of large structures that were active during gold mineralisation. The work at Bambadji has been successful in defining these structures and the project now has a number of major targets which have coincident structure, alteration and mineralisation and more importantly continuity of over 6 kilometres. This work is enabling us to vector into areas of increased dilation, fluid flow and ultimately potential economic mineralisation. This different approach to exploration has been a fundamental part of the exploration success of Randgold.
MASSAWA, SENEGAL
Feasibility drilling continued in the past quarter, comprising infill and additional deep drilling, metallurgical test drilling and twin diamond holes.
A renewed structural and geological interpretation has been completed at Massawa which has incorporated all the new drilling. The Massawa deposit is one continuous set of early structures that obliquely transgress the contact between sediments (in the east) and the volcaniclastics (in the west). Structure 1 in the Central Zone is a broad zone of arsenopyrite bearing gold mineralisation which has been overprinted by later complex bifurcating structures containing remobilised nuggety grades and coarse visible gold associated with stibnite. This style of mineralisation is typical when the Massawa system locates to the west of the lithological contact and is hosted in the Volcaniclastics. There are subsidiary mineralised footwall structures in the Central Zone 1 and 2. At the junction between Central Zone 1 and Central Zone 2, where a large porphyry intrusion is located, the system transgresses the lithological boundary into the sediments and remains hosted in this material all the way to the northern extremity of the deposit at Lion Extension. When hosted in the sediments, the Massawa structure is much more continuous and planar and the principal mineralisation is generally hosted in one lode only and is commonly bounded by a carbonaceous shear both in the hangingwall and footwall. This mineralisation style differs from that of Central Zone 1 in that the sediment hosted grade features no Antimony sulphides, but is finely disseminated Pyrite and Arsenopyrite in strongly sheared Calcium-Silica-Sericite altered clastics.
Detailed drill results are available in the Q2 section on the website at www.randgoldresources.com.
Within a radius of 10 to 15 kilometres of Massawa, the Sofia target was RC drilled, further testing the subsurface continuity of mineralisation. This programme has been successful and confirmed the continuity of two separate 2 kilometre long mineralised zones with drill results including 23 metres at 3.87g/t and 8 metres at 8.90g/t. Surface mapping and geological reconnaissance work was completed over the new Galama prospect while core from previous drilling at Delya was re-logged to build a geological and structural model, and by quarter end RC drilling had commenced.
Detailed drill results are available in the Q2 section on the website at www.randgoldresources.com.
A new convention and Arête were received which amalgamated the former Kanoumering and Kounemba permits into one new exploration permit, valid for nine years.
CÔTE D’IVOIRE
On the Nielle permit exploration has been evaluating seven targets through a combination of trenching and drilling (Air Core and RC), including Seydou West, Seydou East, Jubula, Tongon West, Sekala, Belokolo, and Nafoun. All except one (Nafoun) lie within a 15 kilometre radius of the plant, reflecting the strategic prioritisation of the near-mine targets. Encouraging results were returned with 12.3 metres at 2.3g/t from Seydou West, while at Jubula trench results returned 61 metres at 1.31g/t including 16.50 metres at 3.52g/t and at Sekala multiple mineralised zones were intersected including 23 metres at 2.18g/t.
At the same time, fieldwork continued to advance additional Greenfields near-mine targets such as Coucal which appears to hold geometric similarities to Tongon Northern Zone. Elsewhere on the Senoufo Belt (Diaouala, Soloni, Katonon, Koro, Koulivogo and Fapoha), mapping and pitting has continued to provide fact data which is being incorporated into a new belt-scale interpretation of the geology including all available remote sensing and geophysical data. Preliminary interpretations of the new airborne electromagnetic survey have resulted in key improvements to the understanding of the geology and the relative prospectivity of targets, and early encouragement (from the Sekala Target in particular) has emphasised the value of investing in this geophysical data.
KIBALI
Work during the past quarter concentrated on the KCD remodelling, Durba-Sessenge drilling, Sessenge resource validation drilling, RC drilling of two oxide targets (Memekazi-Renzi and Sessenge SW), completion of the airborne electromagnetic survey, continuation of regional soil sampling and a geological synthesis map of the Kibali area.
A total of 31 diamond drill holes, amounting to 10 620 metres were drilled targeting the Durba-Sessenge ‘gap’ and KCD geological model verification.
Economic mineralisation was intersected in the 800 metre ‘gap’ between the Sessengue and KCD deposits: DDD472 — 14.80 metres at 4.18g/t, DDD475 — 25.95 metres at 4.28g/t, DDD481 — 18 metres at 4.85g/t, DDD484 — 29.70 metres at 3.92g/t and DDD485 — 39.60 metres at 6.65g/t. A new geological model is being finalised for the Sessengue-KCD deposit to enable the calculation of updated resources which will form the basis for the future mine plan and optimisation exercises.
Detailed drill results are available in the Q2 section on the website at www.randgoldresources.com.
It is apparent there is significant upside within the current Sessengue-KCD deposit both near surface and at depth. The deposit comprises a series of stacked lodes, which have been labelled by their elevation; 3 000 series, 5 000 series and 9 000 series that plunge moderately to the northeast. The outlines of these lodes, rather than being limited by the extent of mineralisation, are in fact limited by drilling. What is apparent is that as you proceed from shallow levels in the southwest to deeper levels down plunge in the northeast of the deposit, the interpreted lodes get narrower and less continuous, not due to geological reasons, but as a consequence of the broad drill spacing.
Testing of the upside has also been limited, in places, due to infrastructure, most notably in the form of Lake Durba. There are three key upside opportunities:
•	To expand the open pit to the northeast with extensions to the 3 000 lodes near surface, which will be tested once the lake has been drained.
•	The Sessengue-KCD gap requires a drill out to allow its conversion to resource.
•	Testing the continuity and extensions to the underground lodes down plunge (9 000 and 5 000 series).
Reconnaissance RC drilling was completed at the Memekazi-Renzi satellite target. Results identified two east-west trending, shallow to moderately dipping thrusts approximately 150 to 200 metres apart: 6 metres in thickness and grading 2g/t. By quarter end drilling had commenced on a second target Sessengue SW.
A 12 277 line kilometre SPECTREM airborne electromagnetic survey was flown over the Kibali concession during the past quarter. First impressions have been positive with several features identified in the EM data that were not previously detected or recognised in other datasets. The main conductive units are interpreted to be banded iron formations and carbonaceous shales particularly where they are more graphitic. Igneous intrusives appear to be more widespread than previously thought and a corridor of strong NE trending structural grain is coincident with the main areas of mineralisation.
GENERATIVE
As well as advancing the key strategic areas, generative work and research, most notably in Burkina Faso and Southern Mali, continues. Mineral intelligence and target generation have since focused on identifying new exploration opportunities.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2010	2010	2009	2010	2009

REVENUES

Gold sales on spot	111 150	122 507	114 248	233 657	212 216

Loss on hedging contracts	(8 578)	—	(10 846)	(8 578)	(21 386)

Total revenues	102 572	122 507	103 402	225 079	190 830

Other income	6 774	—	788	6 774	2 714

Total income	109 346	122 507	104 190	231 853	193 544

COST AND EXPENSES

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2010	2010	2009	2010	2009

Mine production costs	56 164	59 084	43 277	115 248	85 986

Movement in production inventory and ore stockpiles	(5 200)	(1 651)	4 119	(6 851)	1 600

Depreciation and amortisation	8 268	7 993	6 905	16 261	13 311

Other mining and processing costs	4 239	4 161	4 177	8 400	8 635

Mining and processing costs	63 471	69 587	58 478	133 058	109 532

Transport and refining costs	369	400	386	769	778

Royalties	5 791	7 224	6 062	13 015	11 171

Exploration and corporate expenditure	10 137	12 854	12 787	22 991	23 823

Other expenses	3 264	3 332	—	6 596	—

Total costs	83 032	93 397	77 713	176 429	145 304

Finance income	1 593	308	1 107	1 901	979

Finance costs	(665)	(1 744)	(271)	(2 409)	(1 549)

Provision for financial assets	12 980	—	(3 885)	12 980	(4 975)

Finance income/(costs) — net	13 908	(1 436)	(3 049)	12 472	(5 545)

Profit before income tax	40 222	27 674	23 428	67 896	42 695

Income tax expense	(3 853)	(3 780)	(4 504)	(7 633)	(10 679)

Profit for the period	36 369	23 894	18 924	60 263	32 016

Other comprehensive income/(loss)

Cash flow hedges	8 012	(513)	9 853	7 499	14 781

Gain/(loss) on available-for-sale financial assets	(9 878)	11 382	—	1 504	—

Other comprehensive income/(loss)	(1 866)	10 869	9 853	9 003	14 781

Total comprehensive income	34 503	34 763	28 777	69 266	46 797

Profit attributable to:

Owners of the parent	34 376	18 749	14 946	53 125	25 998

Non-controlling interests	1 993	5 145	3 978	7 138	6 018

	36 369	23 894	18 924	60 263	32 016

Total comprehensive income attributable to:

Owners of the parent	32 510	29 618	24 799	62 128	40 779

Non-controlling interests	1 993	5 145	3 978	7 138	6 018

	34 503	34 763	28 777	69 266	46 797

Basic earnings per share (US$)	0.38	0.21	0.19	0.59	0.34

Diluted earnings per share (US$)	0.38	0.21	0.19	0.59	0.33

Average shares in issue (000)	90 611	90 172	76 739	90 611	76 676

These results are presented as the second quarter report and announcement of the results for the quarter and the six months ended 30 June 2010. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union on a basis that is consistent with the accounting policies applied by the group in its audited consolidated financial statements for the year ended 31 December 2009 and which will form the basis of the 2010 annual report.
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	At	At	At	At
	30 Jun	31 Mar	31 Dec	30 Jun
US$000	2010	2010	2009	2009

Assets
Non-current assets
Property, plant and equipment	694 522	582 588	507 219	397 842

Cost	838 144	717 942	634 580	510 012
Accumulated depreciation and amortisations	(143 622)	(135 354)	(127 361)	(112 170)

Deferred tax	135	109	290	884

	At	At	At	At
	30 Jun	31 Mar	31 Dec	30 Jun
US$000	2010	2010	2009	2009

Long term ore stockpiles	27 947	31 472	34 178	47 469
Receivables	5 058	5 347	5 292	7 154
Mineral properties	416 860	410 592	405 779	—
Available-for-sale financial assets	—	29 020	29 020	33 625

Total non-current assets	1 144 522	1 059 128	981 778	486 974

Current assets
Inventories and ore stockpiles	118 971	111 483	109 113	85 760
Receivables	126 351	120 411	121 786	65 238
Cash and cash equivalents	487 164	506 823	589 681	219 987
Available-for-sale financial assets	20 456	29 847	17 810	—

Total current assets	752 942	768 564	838 390	370 985

Total assets	1 897 464	1 827 692	1 820 168	857 959

Equity attributable to owners of the parent	1 718 053	1 666 128	1 646 485	712 608
Non-controlling interests	43 913	41 920	36 775	19 763

Total equity	1 761 966	1 708 048	1 683 260	732 371

Non-current liabilities
Long term borrowings	—	—	234	797
Loans from minority shareholders	2 506	2 775	2 945	2 893
Deferred tax	4 762	4 762	4 762	3 016
Financial liabilities — forward gold sales	—	—	—	10 523
Provision for rehabilitation	17 074	17 013	16 916	14 076

Total non-current liabilities	24 342	24 550	24 857	31 305

Current liabilities
Financial liabilities — forward gold sales	17 813	25 825	25 312	26 496
Trade and other payables	86 151	64 159	82 080	62 088
Current tax payable	6 395	4 032	3 609	4 801
Current portion of long term borrowings	797	1 078	1 050	898

Total current liabilities	111 156	95 094	112 051	94 283

Total equity and liabilities	1 897 464	1 827 692	1 820 168	857 959

Property, plant and equipment for the six months ended 30 June 2010 increased by US$204 million. This was mainly due to capital expenditure of US$134 million incurred on the Tongon mine development. A further US$27 million of capital expenditure was incurred at Loulo mainly on the underground developments of Yalea and Gara. Capital expenditure in the period also includes US$24 million in respect of our share of the assets owned through a joint venture asset leasing company with DTP Terrassement, the group’s open pit mining contractor, which owns the mining equipment and leases it to Randgold’s operations. Also included in property, plant and equipment this period is expenditure of US$11 million and US$8 million on Gounkoto and Massawa respectively which has been capitalised following the successful completion of prefeasibility studies on these projects.
Mineral properties increased as a result of the acquisition of 50% of the Moto group in October 2009 and the additional acquisition of an effective 10% of the issued share capital in Kibali Goldmines SPRL, resulting in an effective 45% interest in the Kibali project. The addition in the six month period of US$11.0 million relates to our share of the expenditure on this asset during the period.
Long term ore stockpiles decreased from US$34.2 million to US$27.9 million during the six month period, primarily as a result of ore at Morila reclassified to short term as the mine progresses towards the end of its life, currently expected to be 2013.
The decrease in non-current available-for-sale assets is a result of the US$42.0 million cash proceeds received in respect of ARS investments following a settlement being reached in relation to these investments during the past quarter.
During the quarter the number of shares held in Volta Resources decreased by 5 million as a result of sales in the market. Consequently, the current available-for-sale financial assets represent primarily an investment in 15.9 million Volta Resources shares with a market value at the period end of US$19.5 million.
The decrease in cash and cash equivalents is the result of significant investments in property, plant and equipment, as highlighted above, offset by strong cashflows from operations and the cash received from the ARS settlement and sale of Volta Resources.
The financial instruments liability decreased from US$25.3 million at 31 December 2009 to US$17.8 million at the end of the current period, calculated at the spot price at 30 June 2010 of US$1 244/oz (31 December 2009: US$1

096/oz) due to the company delivering 17 588 ounces into its hedge positions during the six months ended 30 June 2010.
The increase in accounts payable and accrued liabilities is mainly due to the timing of payments to creditors and closer management of trade creditors at Loulo. In addition to this, at Loulo, there was a creditor outstanding for the hedging payment relating to the current quarter as well as an increase in the mining contractor creditors relating to the new contractor performing the capital work on Gara underground.
Provisional tax payments in Mali are made in March, July and November for corporation tax and the current tax payable balance at 30 June 2010 is higher than the balance at 31 December 2009.
CONSOLIDATED CASHFLOW STATEMENT

	6 months	6 months
	ended	ended
	30 Jun	30 Jun
US$000	2010	2009

Profit after tax	60 263	32 016
Income tax expense	7 633	10 679

Profit before income tax	67 896	42 695
Adjustment for non-cash items	380	21 679
Effects of change in operating working capital items	(3 307)	(13 071)

Receivables	(4 175)	(14 815)
Inventories and ore stockpiles	(3 627)	(2 618)
Trade and other payable	4 495	4 362

Income tax paid	(5 270)	(5 450)

Net cash generated from operating activities	59 699	45 853

Additions to property, plant and equipment	(203 564)	(75 015)
Additions to mineral properties	(11 081)	—
Acquisition of shares in Volta Resources	(1 186)	—
Sale of shares in Volta Resources	8 055	—
Proceeds from return of ARS funds	42 000	—

Net cash used by investing activities	(165 776)	(75 015)

Proceeds from issue of ordinary shares	20 173	2 692
Decrease in long term loans	(1 267)	(1 207)
Dividends paid to company’s shareholders	(15 346)	(9 967)

Net cash generated from/(used by) financing activities	3 560	(8 482)

Net increase/(decrease) in cash and cash equivalents	(102 517)	(37 644)
Cash and cash equivalents at beginning of period	589 681	257 631

Cash and cash equivalents at end of period	487 164	219 987

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Total
						equity	Non-
	Number of	Share	Share	Other	Retained	attributable	controlling	Total
	ordinary	capital	premium	reserves	earnings	to owners	interests	equity
	shares	US$000	US$000	US$000*	US$000	of parent	US$000	US$000

Balance - 31 Dec 2008	76 500 324	3 827	455 974	(31 387)	245 982	674 396	13 745	688 141

Movement on cash flow hedges -

Transfer to income statement	—	—	—	21 386	—	21 386	—	21 386

Fair value movement on financial instruments	—	—	—	(6 605)	—	(6 605)	—	(6 605)

Other comprehensive income	—	—	—	14 781	—	14 781	—	14 781

Total
						equity	Non-
	Number of	Share	Share	Other	Retained	attributable	controlling	Total
	ordinary	capital	premium	reserves	earnings	to owners	interests	equity
	shares	US$000	US$000	US$000*	US$000	of parent	US$000	US$000

Net profit for the period	—	—	—	—	25 998	25 998	6 018	32 016

Total comprehensive income for the period	—	—	—	14 781	25 998	40 779	6 018	46 797

Share-based payments	—	—	—	4 708	—	4 708	—	4 708

Share options exercised	272 400	14	2 678	—	—	2 692	—	2 692

Exercise of options previously expensed under IFRS 2	—	—	916	(916)	—	—	—	—

Shares vested#	7 454	—	261	(261)	—	—	—	—

Dividend relating to 2008	—	—	—	—	(9 967)	(9 967)	—	(9 967)

Balance - 30 June 2009	76 780 178	3 841	459 829	(13 075)	262 013	712 608	19 763	732 371

Balance - 31 Dec 2009	90 100 795	4 506	1 317 771	18 793	305 415	1 646 485	36 775	1 683 260

Movement on cash flow hedges - Transfer to income statement	—	—	—	8 578	—	8 578	—	8 578

Fair value movement on financial instruments	—	—	—	(1 079)	—	(1 079)	—	(1 079)

Movement on available-for-sale financial assets - Transfer to income statement	—	—	—	6 276	—	6 276	—	6 276

Fair value movement on available-for-sale financial assets	—	—	—	(4 772)	—	(4 772)	—	(4 772)

Other comprehensive income	—	—	—	9 003	—	9 003	—	9 003

Net profit for the period	—	—	—	—	53 125	53 125	7 138	60 263

Total comprehensive income for the period	—	—	—	9 003	53 125	62 128	7 138	69 266

Share-based payments	—	—	—	4 613	—	4 613	—	4 613

Share options exercised	502 253	25	20 148	—	—	20 173	—	20 173

Total
						equity	Non-
	Number of	Share	Share	Other	Retained	attributable	controlling	Total
	ordinary	capital	premium	reserves	earnings	to owners	interests	equity
	shares	US$000	US$000	US$000*	US$000	of parent	US$000	US$000

Exercise of options previously expensed under IFRS 2+	—	—	11 370	(11 370)	—	—	—	—

Shares vested#	7 972	—	433	(433)	—	—	—	—

Dividend relating to 2009	—	—	—	—	(15 346)	(15 346)	—	(15 346)

Balance - 30 June 2010	90 611 020	4 531	1 349 722	20 606	343 194	1 718 053	43 913	1 761 966

#	Restricted shares were issued to directors as remuneration. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

+	Movement in recognition of options exercised include the exercise of options issued as part of the acquisition of Moto.

*	Other reserves include the cumulative charge recognised under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) and the mark-to-market valuation of derivative financial instruments designated as cash flow hedges, as well as the foreign currency translation reserve and the movements in current available-for-sale financial assets.
NON-GAAP MEASURES
Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.
These measures are explained further below:
Total cash costs and cash costs per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company’s accounting policies, there are no transfers to and from deferred stripping.
Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies.
However, Randgold believes that total cash costs per ounce are useful indicators to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating costs per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.
Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.
The following table reconciles total cash costs and profit from mining activity as non-GAAP measures to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

	Quarter	Quarter	Quarter	6 months	6 months
	ended	ended	ended	ended	ended
NON-GAAP	30 Jun	31 Mar	30 Jun	30 Jun	30 Jun
US$000	2010	2010	2009	2010	2009

Gold sales on spot	111 150	122 507	114 248	233 657	212 216
Profit/(loss) on hedging contracts	(8 578)	—	(10 846)	(8 578)	(21 386)
Elimination of intercompany sales	839	596	224	1 435	739

Gold sales	103 411	123 103	103 626	226 514	191 569

Mine production costs	56 164	59 084	43 277	115 248	85 986
Movement in production inventory and ore	(5 200)	(1 651)	4 119	(6 851)	1 600
Transport and refinery costs	369	400	386	769	778
Royalties	5 791	7 224	6 062	13 015	11 171
Other mining and processing costs	4 239	4 161	4 177	8 400	8 635
Elimination of intercompany sales	1 103	311	68	1 414	749

Total cash costs	62 466	69 529	58 089	131 995	108 919

Profit from mining activity	40 945	53 574	45 537	94 519	82 650

FORWARD COMMODITY CONTRACTS
The group’s hedging position is summarised below:

		Forward
	Forward	sales
	sales	average
HEDGING POSITION at 30 June 2010	ounces	US$/oz

Year ended 2010	24 160	502

Total	24 160	502

The forward contracts all relate to Loulo, with Morila’s production being completely exposed to spot gold prices. The remaining portion of the hedge book, which will be eliminated by the end of the current year, represents approximately 11% of planned production at Loulo and 7% of the group’s production for the period.
GENERAL
As highlighted in this report, the company continues to make excellent progress on its organic growth strategy, and in particular both Gounkoto and Kibali have made significant progress on their respective development timelines during the past quarter. Furthermore, at Tongon, progress with the commissioning of the mine is ahead of schedule, and management now estimates that 2010 production will be approximately 10% higher than previously estimated at the beginning of the year.
At Loulo, steady progress has been made on the underground section although the slower than anticipated plant expansion ramp up and power interruptions have necessitated a revision to the mining plan for the remainder of the year. Consequently, management now estimates that forecast production at Loulo will be approximately 5 to 10% lower than previously estimated. Overall group annual production is still expected to be within 5% of the original guidance.
The directors confirm to the best of their knowledge that:

a) these half-yearly results have been prepared in accordance with IAS 34 as adopted by the European Union; and
b) the interim management report includes a fair review of the information required by the FSA’s Disclosure and Transparency Rules (4.2.7R and 4.2.8R).

By order of the board DM Bristow Chief Executive	GP Shuttleworth Financial Director
5 August 2010
RANDGOLD RESOURCES NEWS UPDATES
TONGON UPS PRODUCTION GUIDANCE AS COMMISSIONING GETS UNDERWAY
Commissioning of Randgold Resources’ new Tongon mine in the Côte d’Ivoire has started and the first ore is due for delivery to the plant in September, ahead of the scheduled fourth quarter target date. The earlier start-up has enabled Tongon to increase its production guidance for 2010 from 75 000 to more than 80 000 ounces.
As with the company’s previous developments, the plant is being commissioned in phases, with the production line for the softer ore coming on stream first, to be followed by the harder ore line in the fourth quarter. Early in the fourth quarter the mine is also scheduled to plug into the national power grid, although it will retain a generating capacity as back-up.
“This is a very exciting time,” says technical and capital projects executive John Steele. “There’s nothing like starting up after the trials and tribulations of development, even on a project that’s gone as smoothly as this one.”
Steele said the operational management was already fully in place and was working side by side with the development team to ensure a smooth transition from construction to production. All training for operators has been completed.
Chief executive Mark Bristow said 2010 marked the start of Randgold’s multi-mine growth phase and as such was probably the most demanding in the company’s history. “We’re proud that in spite of the challenges of a rapidly growing business we’ve been able to bring Tongon in ahead of plan and on budget,” he said.
KIBALI GEARS UP FOR EARLIER CONSTRUCTION START
Construction on the Kibali project is being targeted to start in the middle of 2011, six months earlier than anticipated, the joint venture partners have announced.
Kibali chairman Mark Bristow said the key strategic issues identified when Kibali was taken over in October last year had all been addressed and, with the people relocation programme about to start, the focus was shifting to ways of bringing the production schedule forward.
“We’ve ticked all the pre-development boxes, we have a great team with an enormous range and depth of skills and experience, we’re comfortable in the environment and we’re now all eager to get to grips with this fantastic orebody, which has the potential to become one of the world’s greatest gold mines,” he said.
Currently underway at Kibali are:
•	the international baseline studies for the project’s environmental and social impact as well as the public participation process;

•	the update of the feasibility study;

•	the upgrade of the road to neighbouring Uganda, which is central to the project’s logistics;

•	the finalisation of the power supply strategy; and

•	the clearing of the project’s footprint.
Randgold Resources technical and projects executive John Steele says all the experience his team has accumulated in building three mines in Africa is being brought to bear on the development of Kibali. “We’re making rapid progress: the metallurgical testwork is already well advanced and the conceptual design of the plant has been done. The plant will be similar to the one at Tongon — just bigger,” he says.
GM evaluation and environment Rod Quick says the main challenge in updating the feasibility study is aligning the mining strategy with the potential size of the massive orebody. “The question is, how big will it get? A key priority is determining how to interface the open pit and underground operations to fully optimise production. Of course, AngloGold Ashanti brings its extensive underground mining experience to the partnership, and we’re also calling in international experts where appropriate. We’ve commissioned a materials handling study, for example, to ensure that we don’t encounter bottlenecks like we had at the Yalea ramp-up.”
Group exploration manager Paul Harbidge says he and his team have worked on some of Africa’s biggest gold deposits but even by their standards, Kibali is enormous. “When we first looked at the project, we saw the opportunity to grow the reserves and since then we’ve already doubled them,” he says. “The latest drilling results show more continuity between the three main orebodies and once the site has been cleared and we’re able to fill in the gaps, our goal is to post a further significant increase in the reserves.”
Randgold is managing the project and chief executive Mark Bristow says it is by a wide margin the biggest development the company has tackled. “It’s going to be a challenge, but it fits in with the way we do business, and I have no doubt that we can handle it,” he says.
HIGH GRADE INTERSECTIONS CONFIRM UNDERGROUND POTENTIAL AT GOUNKOTO
The Gounkoto feasibility study is on track for completion by the end of this year. With all the baseline studies and the metallurgical testwork done, the focus now is completing the drilling and in particular testing the two high grade payshoots that have been intersected at the bottom of the US$700 pit.
Group exploration manager Paul Harbidge says all the results to date point to a significantly bigger pit and the opportunity to increase the resources and ultimately the reserves at depth.
The prefeasibility study envisaged Gounkoto as a stand-alone operation but the option of combining it with nearby Loulo into a high grade, low cost, long life megamine, which could withstand any conceivable gold price scenario, is now also being considered.
“The megamine option would enable us to build on the substantial infrastructure we have developed at Loulo, utilise the skills we have there, and give us an even stronger foothold in this highly prospective gold region,” says chief executive Mark Bristow.
“We’re weighing up both development options in consultation with the Mali government because, as ever, our aim is not to reap a short term profit but to create value for all our stakeholders. Whichever route we choose, however, we expect that Gounkoto, like Morila before it, will be very successful.”
GOUNKOTO DISCOVERY CONFIRMS GREAT GOLD UPSIDE IN MALI
Bamako, Mali — Randgold Resources’ recent discovery of a world-class gold deposit at Gounkoto in western Mali confirms the region’s potential for further finds of this size, chief executive Mark Bristow told a recent media briefing.
Gounkoto is located 25 kilometres south of Randgold’s Loulo complex, currently being expanded into a megamine with two open-pit and two underground operations.
“We have always said that this region had the prospectivity to become one of Africa’s key gold addresses and Gounkoto — along with the continuing expansion of Loulo itself and the discovery of other prospects such as Massawa, which is across the border in Senegal but part of the same structure — has confirmed this belief,” Bristow said.
“Mali still holds enormous potential for further gold discoveries for those who are bold enough to invest in the region. It is with this in mind that we have built a substantial infrastructure at Loulo, capable of serving as a hub for a growing gold mining industry around it.”

Bristow noted that since its establishment 15 years ago Randgold Resources had been built into a substantial African business which had attracted investment from the world’s primary capital markets into the development of Africa’s mineral resources. The company also owns the Morila mine in Mali and is currently commissioning a new mine at Tongon in the Côte d’Ivoire. It also has a 45% stake in the Kibali project in the Democratic Republic of Congo, one of Africa’s largest undeveloped gold deposits.
“Randgold has a philosophy of partnership with its host countries and it is pleasing to note that our own growth has been accompanied by significant progress in the development of the West African region and more recently the beginnings of a similar transformation in Central Africa as well. Mali has been a leader both in political democratisation and in the creation of a stable, business-friendly environment capable of attracting fixed foreign investment in its mining industry,” Bristow said.
Speaking at the same briefing, Randgold’s general manager for Mali, Mahamadou Samaké, said the company had a long record of delivering value for all its stakeholders, including the governments and people of its host countries. “The challenge for governments is to match our own investment in and long-term commitment to the development of sustainably profitable mining industries capable of generating economic benefits for all their people,” he said.
TOUGH QUARTER BUT CONTINUED PROGRESS AT LOULO
Power blackouts for 10 days of the quarter combined with plant expansion hitches and underground development challenges impacted on Loulo’s performance in the three months to June but management is confident that production and cost levels will be back on target before the end of the year.
At the Yalea underground development, which remains key to Loulo’s production build-up plans, the mining layout has been restructured and issues related to water and ventilation equipment as well as the maintenance and deployment of underground equipment have been addressed.
“The underground team is now fully focused on building up production to the planned 120 000 tonnes of ore per month by the fourth quarter,” says Loulo general manager Amadou Konta. “By achieving the planned throughput, we expect to be able to reduce unit costs significantly. The improving grade which is forecast as we get to the so-called purple patch should also have a positive impact on costs.”
Chief executive Mark Bristow said Yalea had been a challenging project from the start and that the learning curve had at times been a bumpy one.
“We’ve made some mistakes but with hindsight our decision last year to take over the development from contractors was the right one. Some re-engineering and re-orientation were necessary, however, and this slowed our progress, but the development is now getting back on track, albeit a little slower than anticipated.
15 YEARS ON, PIONEERING SPIRIT STILL FLOURISHES
Despite its fast growth, and its transformation from an exploration business into an integrated multi-mine gold company, Randgold Resources has retained its pioneering spirit and its founding vision remains undimmed, says chief executive Mark Bristow.
Speaking at a presentation on the company’s Q2 results on the eve of its 15th anniversary, Bristow said size had not diminished Randgold’s appetite for pushing boundaries nor its willingness to make bold decisions in pursuit of profitable growth opportunities.
“We funded and built Morila when the gold price was rock bottom. We’re developing Mali’s first underground mine at Yalea. Tongon, which is currently being commissioned, is the Côte d’Ivoire’s first post-conflict mine. Kibali is the largest project we’ve ever undertaken,” he said.
“None of these projects was without major challenges and all of them carried risk. But the risks were always carefully calculated and we’ve learned valuable lessons in overcoming the obstacles. And we’ve always been patient as well as tenacious, never once giving up in the face of adversity.”

Bristow said because of the company’s growth as well as the spread and quality of its assets, its operational, political and infrastructural risks were now well balanced. In addition, the development of new projects was backed by substantial balance sheet and intellectual capital resources.
“Fifteen years ago, Randgold consisted of a handful of geologists. Now we employ more than 7 000 people. Much has changed, but not our spirit, and the team is still united in its quest for the next value creation opportunity,” he said.
KIBALI BOOST FOR LOCAL COMMUNITIES
The continuing upgrade of the Doko-Aru road, which links the Kibali area with neighbouring Uganda, has already brought significant benefits to the six villages along the road, which depend for all their manufactured goods on imports from Uganda.
A survey done by Digby Wells Associates (DWA) shows that the price of a basket of typical basic goods has dropped by an average of 38% in these villages since the upgrade reached a stage which allowed normal (non-four wheel drive) vehicular access.
“The reduction in the costs of manufactured goods can be attributed to the reduction in transportation costs which in turn is attributable to the upgrade of the Doko-Aru road,” says DWA. “The reduction is significant for poor villages as having access to basic manufactured goods such as soap and batteries can appreciably improve villagers’ living conditions. The reduction in the cost of these products can also free up income to be spent on items such as education and health care.”
In the meantime, the proposed earlier start-up of construction at Kibali is also accelerating the involvement of the local community in the development of the project, in line with Randgold’s partnership philosophy.
As a first step in this regard, Kibali is creating new employment opportunities through the establishment of community-based businesses that will supply construction materials to the project. One of these is a brickmaking facility which will be producing 16 000 bricks per day by September. Others will provide gravel and sand.
A TIME FOR SHARING
The Randgold management team’s annual tour of all the company’s operations and projects was this year combined with a motorbike ride designed to raise funds for a wide range of humanitarian projects in Côte d’Ivoire, Mali and Senegal.
The month-long bike ride from Dakar to Abidjan, codenamed Time for Sharing, generated donations of some US$300 000 cash and considerably more in kind for small local community initiatives often overlooked by social responsibility and aid programmes.
“It was humbling to see how even the most marginalised communities still endeavour to uplift themselves in the face of very difficult circumstances. I hope our contribution will have shown these people that they have not been forgotten,” says chief executive Mark Bristow.
“The mining industry is often accused of being uncaring, but Randgold believes in the primacy of people and partnerships. As the bike ride has shown in its small way, we genuinely care about the communities in which we operate.”
He thanked the company’s suppliers and other sponsors for generously supporting the initiative, which also enjoyed the cooperation of local and regional governments.
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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold (including Kibali) to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2009 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2010, in the section entitled ‘Risk Factors’ in Randgold’s prospectus published on 30 November 2009 in relation to the indirect acquisition of 10 per cent of the issued capital of Kibali Goldmines SPRL. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.